

12011722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8-50711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AYRE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.
44499

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

648 MAIN STREET
(No. and Street)

AGAWAM (CITY) MA (state) 01001 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY T. AYRE 1-413-786-2084
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Ayer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ayer Investments, Inc., as of 2/27, 20 12 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


COMMONWEALTH OF MASSACHUSETTS
My Commission Expires Feb. 15, 2013

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Ayre Investments, Inc.
Agawam, MA

In planning and performing my audit of the financial statements of Ayre Investments, Inc. for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 9, 2012

Ayre Investments, Inc.

Audited Financial Statements

For The Year Ended December 31, 2011

Contents

Index

*****

***

*


CERTIFIED PUBLIC
CPA
ACCOUNTANT

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

To the Board of Directors
Ayre Investments, Inc.
Agawam, Massachusetts

I have audited the accompanying statement of financial condition of Ayre Investments, Inc. as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ayre Investments, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

February 9, 2012

Ayre Investments, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash & cash equivalents	$ 20,713
Cash - restricted	25,000
Commissions receivable	7,007
Loan to shareholders	9,635
Prepaid expenses	4,661
Fixed assets at cost, less accumulated depreciation of $28,822	-
Deferred tax benefit	9,429
	$ 76,445

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 12,545
Income taxes payable	456
Note payable FINRA	5,000
Due to clearing organization	32
Due to affiliate	21,575
	39,608
Stockholders' Equity	
Common stock, no par value Authorized 1,000,000 shares, 633,000 shares Issued and 632,450 shares outstanding	144,526
Additional paid in capital	18,700
Accumulated deficit	(115,389)
Less treasury stock, 550 shares, at cost	(11,000)
Total stockholders' equity	36,837
	$ 76,445

See Accountant's Report & Accompanying Notes

Ayre Investments, Inc.
Statement of Income
For The Year Ended December 31, 2011

Revenues:	
Commissions	$ 176,952
Trading gains and (losses)	4,008
Other income	812
Total revenues	181,772
Expenses:	
Employee compensation and benefits	51,952
Clearing and execution costs	27,795
Communications and data processing	7,177
Commissions	42,073
Occupancy	25,895
Regulatory fees and expenses	17,685
Other expenses	29,620
	202,197
Income (Loss) before income taxes	(20,425)
Provision for income taxes	456
Net Income (Loss)	($ 20,881)

See Accountant's Report and Accompanying Notes

Ayre Investments, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2011

	COMMON STOCK		ADDITIONAL PAID IN	TREASURY STOCK		ACCUMULATED	
	SHARES	AMOUNT	CAPITAL	SHARES	AMOUNT	DEFICIT	TOTAL
Balance December 31, 2010	632,450	$144,526		550	($11,000)	($ 94,508)	$39,620
Capital Contribution			$18,700				18,700
Net Income (Loss)						(20,881)	(20,881)
Balance December 31, 2011	632,450	$144,526	$18,700	550	($11,000)	($115,389)	$36,839

See Accountant's Report and Accompanying Notes

Ayre Investments, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2011

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 20,882)	
Adjustments		
Add:		
Accts Receivable	6,159	
Prepaid Expenses	2,318	
AMEX Payable	3,000	
Note Payable - FINRA	5,000	
Less:		
Accounts Payable	(718)	
Due to Clearing Org.	(38)	
Cash from Operations		**(5,161)**
Cash Flows - Invested		
Investments	8,300	
Loan to Stockholder	(5,000)	
Investing Cash Flows		**3,300**
Cash Flows - Financing		
Due to Ayretrade Fin.	(3,800)	
Add'l Paid in Capital	18,700	
Financing Cash Flows		**14,900**
Cash Increase (Decrease)		**13,039**
Cash - Beginning of Year		
Cash-Berkshire Bank	5,513	
Cash - Legent	2,161	
Total Beginning of Year		**7,673**
Cash on Statement Date		**$ 20,712**

1. NATURE OF BUSINESS

The Company, a Massachusetts corporation, is an introducing broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and various states. The Company's main office is located in Agawam, Massachusetts.

The Company is a wholly owned subsidiary of AyreTrade Financial, Inc. a Delaware corporation.

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilititties are computed for differences between the financial statment and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation

The fixed assets of the Company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

Computers and related equipment	5 years
Furniture & fixtures	7 years
Office equipment	7 years

Depreciation expense for the year ended December 31, 2011 is $ 0.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Revenue and Cost Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transacations occur.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2011, the Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

4. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital,as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $12,738 at December 31, 2011, which exceed required net capital of $5,000 by $7,738. The ratio of aggregate indebtedness to net capital at December 31, 2011 was to 3.10 to 1.0.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

6. RELATED PARTY TRANSACTIONS

At December 31, 2011, an officer was indebted to the Company for $9,635 which is unsecured and non-interest bearing.

The Company has a cost sharing agreement with its affiliate, AyreTrade Financial, Inc.

The Company rents its facilities on a month to month basis from a related party, an officer of the Company.

Rent paid for 2011 was $21,955.

Landscaping services are provided by a spouse of an employee; $630 was paid for these services in 2011.

7. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

8. CREDIT AVAILABILITY

The Company has a credit line of $25,000 of which $2,000 was available at December 31, 2011.

9. RESTRICTED CASH

Included in cash at December 31, 2011 is $25,000, which is held as collateral for customers' clearing activity, maintained in an escrow account at a clearing house.

10. CASH FLOWS

Cash paid for interest and income tax during 2011 is as follows:

Interest	$ 0
Income taxes	$ 456

11. INCOME TAXES

The provision for income taxes comprises the following:

Federal tax expense	$ -
State tax expense	456
	$ 456

At December 31, 2011, the Company had available unused net operating losses that may be applied against future taxable income. The federal and state income tax benefits are summarized as follows:

	Amount	Year Expires
Federal	$ 20,881	12-31-3031
	4,802	12-31-2030
	39,918	12-31-2029
	22,554	12-31-2028
	$ 88,155	

11. INCOME TAXES (continued)

State	$ 20,425	12-31-2016
	4,802	12-31-2015
	39,918	12-31-2014
	35,066	12-31-2013
	15,030	12-31-2011
	$ 115,241	

No benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31, 2011.

Net Deferred Tax Asset Before Valuation Allowance	$ 22,250
Less: Valuation Allowance	(22,250)
Net Deferred Tax Asset	$ 0

There was no change in the valuation allowance in 2011.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2011.

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2008, 2009 and 2010.

12. TREASURY STOCK

The Company holds 550 shares of treasury stock. It uses the cost method to account for the treasury stock.

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 9, 2012, the date on which the financial statements were available to be issued.

14. OPERATING LEASE

The Company entered into an operating lease for a vehicle on April 1, 2009. Lease payments of $2,057 were paid for the year ended December 31, 2011. Monthly lease payments is $172.

As of December 31, 2011, the approximate future minimum lease payments under this operating lease are $4,251 with minimum lease payments due in the next five years as follows:

Year	Amount
2012	$ 2,067
2013	2,067
2014	117
	$ 4,251

15. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into an agreement with a clearing company, whereby the Company executes all customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $25,000. As of December 31, 2011 the balance was $25,000.

16. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for Measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the

transacation to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

16. FAIR VALUE (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liabilty, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

Fair Value Measurements on a Recurring Basis
As of December 31, 2011

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Cash segregated under federal and other regulations	$ 25,000	$ 0	$ 0	$ 0	$ 25,000
LIABILITIES	$ 0	$ 0	$ 0	$ 0	$ 0

17. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred. Advertising for the year ended December 31, 2011 is $427.

18. NOTE PAYABLE FINRA

On July 27, 2011, FINRA assessed the Company and its compliance officer $10,000 each. The Company paid $2,500 down; the $7,500 balance is being paid over 16 months. The balance due at December 31, 2011 is $5,000.

SUPPLEMENTARY INFORMATION

Ayre Investments, Inc.
Schedule I
Computation of Net Capital
December 31, 2011

Total stockholders' equity		$ 36,837
Deductions:		
Non-allowable assets:		
Deferred tax benefit	9,429	
Loans to shareholders	9,635	
Prepaid expenses	4,661	23,725
Net capital before haircut		13,112
Haircuts:		
Money Market	374	374
Net capital		12,738
Less: Capital requirement		5,000
Excess net capital		$ 7,738
Aggregate Indebtedness		$ 39,608
Ratio of Aggregate Indebtedness to Net Capital		3.10 to 1.0

See Accountant's Report and Accompanying Notes

Ayre Investments, Inc.
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2011

Unaudited net capital	$ 21,327
Excess haircuts on 12-31-11 Focus report	(523)
Year end accruals	(8,066)
Audited net capital	$ 12,738

See Accountant's Report and Accompanying Notes

Scedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ayre Investments, Inc.
As of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)-Limited business (mutual funds and/or variable annuities only) __ **4550**

B. (k)
(2)(i)-"Special Account for the Exclusive Benefit of customers" maintained __ **4560**

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) X **4570**
Legent Clearing, LLC

Clearing Firm SEC#s	Name	Product Code
8- **[4335A]**	**[4335A2]**	**[4335B]**
8- **[4335C]**	**[4335C2]**	**[4335D]**
8- **[4335E]**	**[4335E2]**	**[4335F]**
8- **[4335G]**	**[4335G2]**	**[4335H]**
8- **[4335I]**	**[4335I2]**	**[4335I]**

D. (k) (3) Exempted by order of the Commission __ **4580**